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Exhibit 99.1

NEWS RELEASE
WHEATON RIVER MINERALS LTD.
Waterfront Centre, Suite 1560, 200 Burrard Street, Vancouver, B.C. V6C 3L6 Ph: (604) 696-3000 Fax (604) 696-3001
FOR IMMEDIATE RELEASE	Toronto Stock Exchange: WRM
July 26, 2004	American Stock Exchange: WHT

WHEATON SHAREHOLDERS SHOULD NOT DEPOSIT ANY
SHARES TO COEUR OFFER AT THIS TIME

On June 23, 2004, Coeur d'Alene Mines Corporation ("Coeur") announced that it would be making a tender offer to acquire all outstanding shares of Wheaton River Minerals Ltd. ("Wheaton"). On July 13, 2004, Coeur issued a press release announcing that it had mailed its tender offer documents to Wheaton shareholders. The press release failed to disclose that Coeur's tender offer was not made to Wheaton's Canadian shareholders. On July 14, 2004, at the request of the British Columbia Securities Commission, Coeur issued a press release correcting that announcement by announcing that the tender offer had only been made to Wheaton shareholders in the United States and that Coeur would be making an offer to Wheaton's Canadian shareholders "shortly". Thirty-two days have passed since Coeur announced that it would be making a tender offer to all Wheaton shareholders and thirteen days have passed since the commencement of Coeur's tender offer in the United States only and no offer has yet been made by Coeur to Wheaton's Canadian shareholders. By making the offer only to Wheaton shareholders in the United States, Coeur has created confusion among the Wheaton shareholders and the investing public.

Wheaton today announced that the Board of Directors of Wheaton, based on the recommendation of its Special Committee, have concluded that they are unable to make a recommendation at this time to shareholders to accept or reject with respect to the tender offer made by Coeur to Wheaton's United States shareholders. WHEATON'S BOARD ALSO RECOMMENDS THAT SHAREHOLDERS DO NOT TENDER THEIR SHARES TO COEUR'S U.S. OFFER OR TAKE ANY OTHER ACTION UNTIL THEY HAVE RECEIVED A FURTHER RECOMMENDATION FROM WHEATON'S BOARD.

In connection with its response to Coeur's offer to Wheaton's United States shareholders, Wheaton has filed a Schedule 14D-9 with the U.S. Securities and Exchange Commission.

The principal reasons for not making a recommendation at this time were:

  •
  The Coeur offer has not been made to all Wheaton shareholders and therefore it is not appropriate to make a recommendation to only some of the Wheaton shareholders.

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  Coeur has stated that it will be making an offer to Wheaton's Canadian shareholders "shortly".

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  If, and when, an offer is made by Coeur to Wheaton shareholders in Canada such offer may provide additional material information relevant to the Special Committee's recommendations. The Special Committee and the Board of Directors will then make a recommendation to all Wheaton shareholders after all information regarding the Coeur offer is available.

  •
  The offer by Couer is subject to conditions that cannot be satisfied unless an offer is made to Wheaton's Canadian shareholders.

Wheaton has requested Coeur to confirm that Coeur will not take up and pay for Wheaton shares under its U.S. tender offer unless, and until, it provides Wheaton shareholders resident in Canada with the same opportunity on the exact same terms and conditions. To date, Wheaton has not received this confirmation.

Ian Telfer, Chairman and CEO of Wheaton, stated "Due to the highly unusual manner in which Coeur has chosen to proceed with its bid, the Special Committee and the Board felt that they had no option but to respond in this manner. Under U.S. law, we were required to make this filing. Wheaton feels strongly that we should communicate our view of Coeur's offer to all of our shareholders at the same time and only after all of the information is available. While Coeur has been saying that they intend to make a take-over bid for Wheaton's shares for over a month now, they have not yet made a bid to Wheaton's Canadian shareholders."

Once Coeur's offer is made to all shareholders of Wheaton in Canada, Wheaton's Board of Directors and Special Committee will carefully review Coeur's offer and provide its response within the time periods prescribed by law.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled "Risk Factors" in the Form 40-F as on file with the Securities and Exchange Commission in Washington, D.C. Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or email at ir@wheatonriver.com or visit www.wheatonriver.com.

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WHEATON SHAREHOLDERS SHOULD NOT DEPOSIT ANY SHARES TO COEUR OFFER AT THIS TIME